

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

R. Michael Dudley
Chief Executive Officer
Transcode Therapeutics, Inc.
6 Liberty Square, #2382
Boston, MA 02109

Re: Transcode Therapeutics, Inc.
Registration Statement on Form S-1
Filed January 11, 2024
File No. 333-276467

Dear R. Michael Dudley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences